Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED TO ACQUIRE MAJORITY INTEREST IN GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

Commences Transformation and Diversification of its Operations

Hong Kong, China – February 7, 2017 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), announced today that it plans to transform the Company’s overall strategy and begin to focus its efforts on the Chinese technology industry.

As part of this new strategy, IKGH announced today that it has entered into an agreement to acquire 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic B2C trading platform focused on the Chinese agricultural industry.

As consideration for the acquisition, IKGH will issue 12.484 million ordinary shares upon the transaction’s closing, as well as cash consideration that is contingent upon LiNiu Network achieving after-tax income targets. The acquisition is expected to close in the first quarter of 2017.

“Over the last few months, we have conducted an extensive review of our operations and our business strategy in order to right-size IKGH and find a path where we believe we can create long-term value for our shareholders,” said Mr. Lam Man Pou, Chairman of IKGH. “After recently completing the review, we concluded that we did not see a path forward toward rebuilding our VIP gaming portfolio. While we will continue to participate in the promotion of our VIP gaming room in Macau, we have no further plans to expand our gaming operations to additional VIP rooms.”

“While conducting the review, we identified several opportunities to diversify from the gaming sector which we believed were attractive from a value-add standpoint,” added Chairman Lam. “After appropriate due diligence, we made the determination to acquire a majority interest in LiNiu Network and will be focusing our near to mid-term efforts on successfully launching its trading platform and rapidly scaling the business. Importantly, the acquisition requires no upfront cash payment and firmly aligns our interests with that of LiNiu Network as the vast majority of their consideration is dependent upon them achieving consistently increasing after-tax profit targets over the next five years.”

LiNiu Network is currently internally testing its LiNiu (“犁牛”) B2C electronic trading platform, which will be focused on the Chinese agricultural industry; in particular, helping to create solutions with respect to the “Three Rural Issues” (agriculture / rural / farmers) to help facilitate the future development and growth of the 900 million people in China tied to the agricultural industry. The Chinese government has recently focused on encouraging farmers and the rural community to enhance their businesses through new opportunities and investment. Through its e-commerce platform, the LiNiu Network will cover both the production and service businesses included in “Three Rural”, including agricultural production, information/factors/tools, agricultural sideline products, ecotourism, agricultural finance and market information.

Scheduled to officially launch in the first half of 2017, LiNiu Network’s directors Wang Shun Yang and Luo Guo Rui have already identified and connected with over 10,000 suppliers, of which more than 1,200 have already signed a letter of intent to join the platform upon launch. LiNiu Network expects to generate revenue on the platform through commissions, advertising and guarantee deposits.

“We are excited to be partnering with IKGH and playing a key role in their transition into the technology industry,” said Mr. Wang. “We see a need to create a more efficient way for individual farmers and Chinese agricultural suppliers to conduct business with their customers, and we believe the LiNiu Network platform is uniquely positioned to fill the current gap.”

After-Tax Income Target

As part of the transaction, IKGH will make certain cash payments to the current owners of LiNiu Network only if the after-tax income for LiNiu Network is equal to or in excess of the after-tax income specified in the below table (note, US values based on February 3, 2017 exchange rate of $1 = RMB6.88):

Year	Income after-tax	Cash payment
2017	RMB20 million (US $2.9 million)	RMB5,412,000 (US $0.8 million)
2018	RMB80 million (US $11.6 million)	RMB21,648,000 (US $3.1 million)
2019	RMB300 million (US $43.6 million)	RMB81,182,000 (US $11.8 million)
2020	RMB500 million (US $72.7 million)	RMB135,303,000 (US $19.7 million)
2021	RMB700 million (US $101.7 million)	RMB189,425,860 (US $27.5 million)
Total	RMB1.6 billion (US $232.6 million)	RMB432,970,860 (US $62.9 million)

Cash will be paid to the current owners of LiNiu Network only when the after-tax income target is met or exceeded. The targets will be reviewed yearly and in aggregate at the end of the fifth year. For example, if the aggregate after-tax income target is met after the fifth year, the aggregate cash payment will be RMB432,970,860, even if all of the other after-tax income targets from 2017-2020 were not met. As a counterexample, if the after-tax income targets for 2017 and 2018 are met and the targets from 2019, 2020 and 2021 are not met (with the aggregate after-tax income also under the target of RMB1,600,000,000), then the current owners would only receive the cash payments for 2017 and 2018 (a total of RMB 27,060,000 or US $3.9 million).

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

About Iao Kun Group Holding Company Limited

IKGH is a holding company that currently participates in the promotion of a VIP gaming room at the City of Dreams Macau in Cotai. In February 2017, IKGH announced its intent to diversify into non-gaming assets with the planned acquisition of a majority interest of Guangzhou LiNiu Network Technology Co. Ltd., which is developing an electronic trading platform focused on the Chinese agricultural industry.

Contact:

Ryan Yip, +853 2782 3425
ryany@ikghcl.com

James Preissler

646-450-8808

preissj@ikghcl.com